

December 22, 2009

Mail Stop 4631

Via U.S. mail and facsimile @ (212) 701-5529

Mr. Wilson Amaral de Oliveira
Chief Executive Officer
Gafisa S.A. c/o Diane G. Kerr, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **RE: Gafisa S.A.**
> **Registration Statement on Form F-4 Amendment No.1**
> **Filed on December 11, 2009**
> **File No.: 333-163119**

Dear Mr. Amaral de Oliveira:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee Table

1. Please tell us why the value of the transaction increased from $50,370,692 to $264,499,068 since the filing of the initial registration statement on November 13, 2009.

Part Two – Summary, page 8

Purposes of and Reasons for the Restructuring, page 10

2. We note your revised disclosure in response to comment five of our letter dated December 8, 2008. On page 4 of Tab 6 of the supplemental materials you provided in response to comment 6 of our December 8, 2009 letter, we

note that the affordable entry-level housing has received substantial funding from government backed programs resulting in Tenda's increased sales. Please expand your disclosure to discuss how the existence of government funding influenced Gafisa's decision to further invest in Tenda and the effect that the disruption of that funding source may present for Tenda's future performance.

Part Five – The Restructuring, page 73

Background, The Special Committee and Board Positions, page 73

Background – The Restructuring, page 73

3. We note your revised disclosure in response to comment four of our letter dated December 8, 2009. You state that Gafisa hired Estáter "to study strategic options for its equity stake on Tenda" and that based on Estáter's advice the Restructuring was the "preferable option to be pursued." Please revise your disclosure to explain what prompted Gafisa to consider the strategic options at that time and elaborate on why the Restructuring option was deemed the preferable option.

The Special Committee, page 74

4. In locations as appropriate, please disclose the substance of your response to comment two of our letter dated December 8, 2009.

Special Committee Meetings, page 76

5. We note your revised disclosure in the last bullet point on page 77 with respect to the November 3, 2009 meeting. Please explain briefly what prompted Itaú BBA's decision to change certain assumptions which resulted in an upward adjustment of the exchange ratio and what those assumptions were. Also, please clarify the Special Committee's reliance on the valuation report. Your disclosure that the Special Committee was not "unduly influenced" by the valuation report is ambiguous.

6. In the middle of the first paragraph on page 78 you state that the Special Committee's recommendations were also based on the fact that the "merger would lead to the end of a low income real estate company." Please explain the implications of that statement.

Valuation Reports and Financial Analyses, page 86

> 7. We reissue comment 10 of our letter dated December 8, 2009 as it relates to the introductory language on page 86 preceding the discussions of the valuation reports and financial analyses. While it may be acceptable to include qualifying language concerning subjective analyses, it is inappropriate to disclaim responsibility for statements made in the document. Please revise.

<center>* * *</center>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all

Mr. Wilson Amaral de Oliveira
Gafisa S.A.
December 22, 2009
Page 4

information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3397 with any questions.

                         Sincerely,

                         Jay E. Ingram
                         Legal Branch Chief